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                       January 25, 2024

       Vaibhav Teneja
       Chief Financial Officer
       Tesla, Inc.
       1 Tesla Road
       Austin, TX 78725

                                                        Re: Tesla, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed January 31,
2023
                                                            File No. 001-34756

       Dear Vaibhav Teneja:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing